Exhibit 99.1

X Financial Reports Third Quarter 2021 Unaudited Financial Results

SHENZHEN, China, November 22, 2021 /PRNewswire/ -- X Financial (NYSE: XYF) (the "Company" or “we”), a leading online personal finance company in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial Highlights

•	Total net revenue in the third quarter of 2021 was RMB964.4 million (US$149.7 million), representing an increase of 72.3% from RMB559.8 million in the same period of 2020.
•	Income from operations in the third quarter of 2021 was RMB410.6 million (US$63.7 million), compared with loss from operations of RMB101.4 million in the same period of 2020.
•	Net income attributable to X Financial shareholders in the third quarter of 2021 was RMB279.9 million (US$43.4 million), compared with net loss attributable to X Financial shareholders of RMB113.0 million in the same period of 2020.
•	Non-GAAP[1] adjusted net income attributable to X Financial shareholders in the third quarter of 2021 was RMB277.0 million (US$43.0 million), compared with Non-GAAP adjusted net loss attributable to X Financial shareholders of RMB111.7 million in the same period of 2020.
•	Net income per basic and diluted American depositary share (“ADS”)[2] in the third quarter of 2021 was RMB5.04 (US$0.78) and RMB4.92 (US$0.76), compared with net loss per basic and diluted ADS of RMB2.10 and RMB2.10, respectively, in the same period of 2020.
•	Non-GAAP adjusted net income per basic and adjusted diluted ADS in the third quarter of 2021 was RMB4.98 (US$0.77), and RMB4.86 (US$0.75), compared with Non-GAAP adjusted net loss per basic and diluted ADS of RMB2.10 and RMB2.10, respectively, in the same period of 2020.

Third Quarter 2021 Operational Highlights

•	The total loan facilitation amount[3] in the third quarter of 2021 was RMB15,085 million, representing an increase of 87.9% from RMB8,027 million in the same period of 2020 and an increase of 17.5% from RMB12,835 million in the previous quarter. Xiaoying Credit Loan[4] accounted for 100.0% of the Company’s total loan facilitation amount in the third quarter of 2021, compared with 85.3% in the same period of 2020.

1 The Company uses in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) attributable to X Financial shareholders, (iii) adjusted net income (loss) per basic ADS, and (iv) adjusted net income (loss) per diluted ADS, each of which excludes share-based compensation expense and income (loss) from investments in VC funds. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

2 Each American depositary share (“ADS”) represents six Class A ordinary shares. On November 19, 2020, a ratio change that has the same effect as a 1-for-3 reverse ADS split took effect, and as a result, one ADS currently represents six Class A ordinary shares.

3 Represents the total amount of loans that X Financial facilitated during the relevant period.

4 Xiaoying Credit Loan is a category of online personal credit loan products facilitated through our platform, including Xiaoying Card Loan and other unsecured loan products we introduce from time to time.

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•	The total outstanding loan balance[5] as of September 30, 2021 was RMB24,509 million, compared with RMB11,581 million as of September 30, 2020 and RMB20,504 million as of June 30, 2021.
•	The delinquency rate for all outstanding loans that are past due for 31-60 days as of September 30, 2021 was 0.96%, compared with 0.77% as of June 30, 2021 and 1.06% as of September 30, 2020.
•	The number of cumulative borrowers[6] was 8.0 million as of September 30, 2021.
•	Total cumulative registered users reached 65.4 million as of September 30, 2021.

Mr. Justin Tang, the Founder, Chief Executive Officer and Chairman of the Company, commented, “We are very pleased with our strategic execution in the third quarter. Both our loan facilitation amount and net income were in line with our guidance. The total loan facilitation amount hit a new high for the second straight quarter. At the same time, the increase in our net income has demonstrated our ability to enhance profitability, boost operational efficiency and reduce costs.”

“During the third quarter, we further adjusted our pricing structure to comply with the 24% Internal Rate of Return (IRR) regulatory cap. We believe this is the government’s initiative to support the real economy and stimulate healthy growth for SMEs and private consumption. The proportion of our loan facilitation amount subject to the 24% IRR cap improved to approximately 30% of our total loan facilitation amount in September, and we expect it to grow to between 40% and 50% by the end of this year. Beyond the regulatory compliance requirement, we believe that this initiative can help us attract more quality borrowers as the demand for personal financing solutions increases.”

“We continued our efforts to diversify our service offerings. Our microcredit business officially commenced operation in the third quarter. We also made solid progress in our services to micro and small businesses and self-employed individuals, which are important target groups for our future growth. We have certain favorable loan policies for this group and are adjusting and testing our systems to speed up the qualification and validation processes. We believe we are on track towards our goals and all these efforts are bearing fruit and helping us to drive long-term sustainable growth in a fiercely competitive and strongly regulated industry.”

Mr. Kent Li, President of the Company, added, “During the quarter, our total loan facilitation amount reached RMB15.1 billion, an increase of 87.9% year-over-year and 17.5% quarter-over-quarter. This was mainly driven by the strong growth in the loan facilitation amount of Xiaoying Card Loan, which increased 120.3% year-over-year and 17.5% quarter-over-quarter. As of September 30, 2021, the total outstanding loan balance of Xiaoying Card Loan reached RMB24.4 billion, an increase of 19.9% compared with the previous quarter. In the fourth quarter, there would be a moderate decline in our loan volume due to our institutional funding partners’ year-end outstanding loan balances requirements.”

“We continued our efforts to improve our risk management capabilities. As of September 30, 2021, the delinquency rate for all outstanding loans that are past due for 31-60 days was 0.96%, compared with 0.77% as of June 30, 2021 and 1.06% as of September 30, 2020. Despite the quarter-over-quarter fluctuation, our asset quality is still within its best historical range in our operating history.”

“According to a new regulation, loan facilitation platforms are restricted from submitting credit assessment-related personal data directly to financial institutions, and such data transfer must be conducted through a licensed credit agency. In response, we have been working closely with Baihang Credit, the second largest licensed individual credit bureau in China, in addition to the credit bureau of the People's Bank of China (PBOC), to execute a plan to comply with the new regulation. We have noticed that 14 large companies on the regulator’s top list for the rectification are either working on a plan or waiting for approval. We are getting ready and will fully comply with the new regulation. We expect minimal changes to our daily operational activities and cost structure.”

Mr. Frank Fuya Zheng, Chief Financial Officer of the Company, added, “We delivered another set of robust financial results for the third quarter. In line with our expectation, total net revenue increased 72.3% year-over-year to RMB964.4 million. Our bottom line also saw strong growth with a Non-GAAP adjusted net income of RMB277.0 million, compared with a Non-GAAP adjusted net loss of RMB111.7 million in the same period of last year. ”

“Moving ahead, we will identify and acquire more high-quality borrowers to adapt to our strategy in response to the 24% IRR cap and improve asset quality by leveraging our evolving data-driven and technology-empowered credit analysis capabilities. We will also deepen cooperation with our institutional funding partners to better serve borrowers’ needs. Our proven track record demonstrates that we are capable of navigating through regulatory and macroeconomic challenges. We believe we are well-positioned to capture opportunities ahead and bring more valuable returns to our shareholders.”

5 Represents the total amount of loans outstanding for loans X Financial facilitated at the end of the relevant period. Loans that are delinquent for more than 60 days are charged-off and are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral. X Financial does not charge off Xiaoying Housing Loans delinquent for more than 60 days and such loans are included in the calculation of delinquency rate by balance.
6 Represents borrowers who made at least one transaction during that period from the commencement of the Company’s loan facilitation business to a certain date on the Company’s platform.

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Third Quarter 2021 Financial Results

Total net revenue in the third quarter of 2021 increased by 72.3% to RMB964.4 million (US$149.7 million) from RMB559.8 million in the same period of 2020, primarily due to an increase in the total loan facilitation amount of Xiaoying Card Loan this quarter compared with the same period of 2020.

Loan facilitation service fees under the direct model in the third quarter of 2021 increased by 91.5% to RMB670.9 million (US$104.1 million) from RMB350.4 million in the same period of 2020, primarily due to an increase in the amount of Xiaoying Card Loan facilitated through the direct model compared with the same period of 2020.

Post-origination service fees in the third quarter of 2021 increased by 78.6% to RMB88.4 million (US$13.7 million) from RMB49.5 million in the same period of 2020, as a result of the cumulative effect of increased volume of loans facilitated in the previous quarters. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in the third quarter of 2021 increased by 24.1% to RMB172.3 million (US$26.7 million) from RMB138.8 million in the same period of 2020, primarily due to a change in the product mix resulting from an increase in revenue generated by Xiaoying Card Loan this quarter compared with the same period of 2020, which carried a higher service fee rate; and also partially offset by a decrease in average loan balances held by the Company. These loans do not qualify for sales accounting, and the service fees are recognized as financing income over the life of the underlying financing using the effective interest method.

Other revenue in the third quarter of 2021 increased by 80.4% to RMB32.7 million (US$5.1 million) from RMB18.1 million in the same period of 2020, primarily due to an increase in technology service fees received for providing assistant technology development services and referral service fee for introducing borrowers to other platforms.

Origination and servicing expenses in the third quarter of 2021 decreased by 13.8% to RMB483.8 million (US$75.1 million) from RMB561.2 million in the same period of 2020, primarily due to the decline in collection expenses resulting from the decrease in delinquency rates and a decrease in interest expenses related to a decline in average loan balances held by the Company, and partially offset by the increase in commission fees resulting from the increased total loan facilitation amount this quarter compared with the same period of 2020.

General and administrative expenses in the third quarter of 2021 increased by 9.2% to RMB39.1 million (US$6.1 million) from RMB35.8 million in the same period of 2020, primarily due to the increase in share-based compensation expenses in the third quarter of 2021.

Sales and marketing expenses in the third quarter of 2021 increased by 40.4% to RMB5.4 million (US$0.8 million) from RMB3.9 million in the same period of 2020, primarily due to an increase in marketing expenses resulting from the business expansion.

Provision for accounts receivable and contract assets in the third quarter was RMB15.2 million (US$2.4 million), compared with RMB24.3 million in the same period of 2020, primarily due to a decrease in the average estimated default rate compared with the same period of 2020, and partially offset by an increase in accounts receivable from facilitation services as a result of the increase in total loan facilitation amount in the third quarter of 2021.

Provision for loans receivable in the third quarter of 2021 was RMB10.2 million (US$1.6 million), compared with RMB58.1 million in the same period of 2020, primarily due to a decrease in the average estimated default rate compared with the same period of 2020.

Income from operations in the third quarter of 2021 was RMB410.6 million (US$63.7 million), compared with loss from operation of RMB101.4 million in the same period of 2020.

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Income before income taxes and gain from equity in affiliates in the third quarter of 2021 was RMB397.8 million (US$61.7 million), compared with loss before income taxes and loss from equity in affiliates of RMB108.2 million in the same period of 2020.

Income tax expense in the third quarter of 2021 was RMB119.5 million (US$18.5 million), compared with RMB1.6 million in the same period of 2020.

Net income attributable to X Financial shareholders in the third quarter of 2021 was RMB279.9 million (US$43.4 million), compared with net loss attributable to X Financial shareholders of RMB113.0 million in the same period of 2020.

Non-GAAP adjusted net income attributable to X Financial shareholders in the third quarter of 2021 was RMB277.0 million (US$43.0 million), compared with Non-GAAP adjusted net loss attributable to X Financial shareholders of RMB111.7 million in the same period of 2020.

Net income per basic and diluted ADS in the third quarter of 2021 was RMB5.04 (US$0.78), and RMB4.92 (US$0.76), compared with net loss per basic and diluted ADS of RMB2.10 and RMB2.10 in the same period of 2020.

Non-GAAP adjusted net income per basic and diluted ADS in the third quarter of 2021 was RMB4.98 (US$0.77), and RMB4.86 (US$0.75), compared with Non-GAAP adjusted net loss per basic and diluted ADS of RMB2.10 and RMB2.10 in the same period of 2020.

Cash and cash equivalents was RMB971.8 million (US$150.8 million) as of September 30, 2021, compared with RMB1,183.9 million as of June 30, 2021.

Business Outlook

The Company expects total loan facilitation amount for the fourth quarter of 2021 to be between RMB12.0 billion and RMB13.2 billion, which makes total loan facilitation amount for 2021 to be between RMB50.8 billion and RMB52.0 billion. The Company expects Non-GAAP adjusted net income attributable to X Financial shareholders for the fourth quarter of 2021 to be no less than RMB240 million, which makes Non-GAAP adjusted net income attributable to X Financial shareholders for 2021 to be no less than RMB971 million. This forecast reflects the Company’s current and preliminary views, which are subject to changes.

Conference Call

X Financial’s management team will host an earnings conference call at 7:00 AM U.S. Eastern Time on November 23, 2021 (8:00 PM Beijing / Hong Kong Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
Mainland China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

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A replay of the conference call may be accessed by phone at the following numbers until November 30, 2021:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10162112

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading online personal finance company in China. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate loans to prime borrowers under a robust risk assessment and control system.

For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance and help investors to identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We also believe that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income, (ii) adjusted net income attributable to X Financial shareholders, (iii) adjusted net income per basic ADS, and (iv) adjusted net income per diluted ADS, each of which excludes investment income and share-based compensation expense. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

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For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4434 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2021.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company's goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace's products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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X Financial
Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2020	As of September 30, 2021
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	746,388	971,761	150,815
Restricted cash	852,134	332,841	51,656
Accounts receivable and contract assets, net	413,307	888,459	137,887
Loans receivable from Xiaoying Credit Loans and Revolving Loans, net	1,236,026	1,728,865	268,316
Loans at fair value	1,585,732	470,538	73,026
Deposits to institutional cooperators, net	907,923	1,486,346	230,677
Prepaid expenses and other current assets, net	403,779	477,632	74,127
Financial guarantee derivative	297,928	-	-
Deferred tax assets, net	605,653	376,003	58,355
Long term investments	295,615	286,551	44,472
Property and equipment, net	11,137	6,135	952
Intangible assets, net	37,440	36,879	5,724
Loan receivable from Xiaoying Housing Loans, net	47,490	14,026	2,177
Investments in VC funds	-	99,749	15,481
Short-term investment	6,000	-	-
Other non-current assets	51,458	35,776	5,552
TOTAL ASSETS	7,498,010	7,211,561	1,119,217

LIABILITIES
Payable to investors at fair value	1,914,184	594,477	92,261
Payable to institutional funding partners	1,460,395	1,393,537	216,274
Guarantee liabilities	9,790	-	-
Financial guarantee derivative	130,442	737,961	114,530
Short-term bank borrowings	350,545	75,050	11,648
Accrued payroll and welfare	34,781	25,170	3,906
Other tax payable	73,077	174,770	27,125
Income tax payable	75,917	63,554	9,863
Deposit payable to channel cooperators	21,472	21,012	3,261
Accrued expenses and other liabilities	323,748	292,134	45,338
Other non-current liabilities	27,615	13,759	2,135
TOTAL LIABILITIES	4,421,966	3,391,424	526,341

Commitments and Contingencies Equity:
Common shares	203	207	32
Additional paid-in capital	3,068,045	3,121,997	484,526
Retained earnings (accumulated deficit)	(14,551)	681,389	105,750
Other comprehensive income	21,059	16,544	2,568
Total X Financial shareholders' equity	3,074,756	3,820,137	592,876
Non-controlling interests	1,288	-	-
TOTAL EQUITY	3,076,044	3,820,137	592,876

TOTAL LIABILITIES AND EQUITY	7,498,010	7,211,561	1,119,217

X Financial
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended September 30,			Nine Months Ended September 30,
(In thousands, except for share and per share data)	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service-Direct Model	350,381	670,885	104,120	793,967	2,057,657	319,343
Loan facilitation service-Intermediary Model	2,959	-	-	41,190	161	25
Post-origination service	49,514	88,420	13,723	162,452	220,823	34,271
Financing income	138,826	172,349	26,748	441,171	452,808	70,275
Other revenue	18,120	32,697	5,074	37,881	71,618	11,115
Total net revenue	559,800	964,351	149,665	1,476,661	2,803,067	435,029

Operating costs and expenses:
Origination and servicing	561,241	483,833	75,090	1,520,781	1,577,209	244,779
General and administrative	35,791	39,081	6,065	142,846	125,652	19,501
Sales and marketing	3,874	5,440	844	30,771	15,512	2,407
Provision for accounts receivable and contract assets	24,346	15,237	2,365	134,722	57,719	8,958
Provision for loans receivable	58,135	10,199	1,583	211,501	35,695	5,540
(Reversal of) provision for contingent guarantee liabilities	(19,438)	-	-	2,152	(24)	(4)
(Reversal of) provision for credit losses on deposits to institutional cooperators	-	392	61	-	(7,782)	(1,208)
(Reversal of) provision for credit losses for other financial assets	(2,718)	(382)	(59)	6,879	(382)	(59)
Total operating costs and expenses	661,231	553,800	85,949	2,049,652	1,803,599	279,914

Income (loss) from operations	(101,431)	410,551	63,716	(572,991)	999,468	155,115
Interest income (expense), net	5,752	6,382	990	15,990	15,990	2,482
Foreign exchange gain (loss)	8,984	(954)	(148)	8,911	1,240	192
Income from investments in VC funds	-	12,639	1,962	-	16,054	2,492
Fair value adjustments related to Consolidated Trusts	3,245	7,570	1,175	(43,416)	(108)	(17)
Change in fair value of financial guarantee derivative	(26,579)	(48,042)	(7,456)	(143,621)	(143,658)	(22,295)
Other income (loss), net	1,798	9,644	1,497	10,789	16,745	2,599

Income (loss) before income taxes and gain (loss) from equity in affiliates	(108,231)	397,790	61,736	(724,338)	905,731	140,568

Income tax benefit (expense)	(1,576)	(119,458)	(18,540)	72,912	(214,566)	(33,300)
Gain (loss) from equity in affiliates, net of tax	(3,224)	1,548	240	(1,564)	4,775	741
Net income (loss)	(113,031)	279,880	43,436	(652,990)	695,940	108,009
Less: net income (loss) attributable to non-controlling interests	(7)	-	-	41	-	-
Net income (loss) attributable to X Financial shareholders	(113,024)	279,880	43,436	(653,031)	695,940	108,009

Net income (loss)	(113,031)	279,880	43,436	(652,990)	695,940	108,009
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(26,816)	1,957	304	(16,607)	(4,515)	(701)
Comprehensive income (loss)	(139,847)	281,837	43,740	(669,597)	691,425	107,308
Less: comprehensive income (loss) attributable to non controlling interests	(7)	-	-	41	-	-
Comprehensive income (loss) attributable to X Financial shareholders	(139,840)	281,837	43,740	(669,638)	691,425	107,308

Net income (loss) per share—basic	(0.35)	0.84	0.13	(2.03)	2.11	0.33
Net income (loss) per share—diluted	(0.35)	0.82	0.13	(2.03)	2.05	0.32

Net income (loss) per ADS—basic	(2.10)	5.04	0.78	(12.18)	12.66	1.96
Net income (loss) per ADS—diluted	(2.10)	4.92	0.76	(12.18)	12.30	1.91

Weighted average number of ordinary shares outstanding—basic	321,262,508	332,503,053	332,503,053	320,913,563	329,347,604	329,347,604
Weighted average number of ordinary shares outstanding—diluted	321,262,508	342,343,280	342,343,280	320,913,563	339,187,831	339,187,831

X Financial

Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(In thousands, except for share and per share data)	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
GAAP net income (loss)	(113,031)	279,880	43,436	(652,990)	695,940	108,009
Less: Income from investments in VC funds (net of tax of nil)	-	12,639	1,962	-	16,054	2,492
Add: Share-based compensation expenses (net of tax of nil)	1,292	9,719	1,508	55,448	51,006	7,916
Non-GAAP adjusted net income (loss)	(111,739)	276,960	42,982	(597,542)	730,892	113,433

Net income (loss) attributable to X Financial shareholders	(113,024)	279,880	43,436	(653,031)	695,940	108,009
Less: Income from investments in VC funds (net of tax of nil)	-	12,639	1,962	-	16,054	2,492
Add: Share-based compensation expenses (net of tax of nil)	1,292	9,719	1,508	55,448	51,006	7,916
Non-GAAP adjusted net income (loss) attributable to X Financial shareholders	(111,732)	276,960	42,982	(597,583)	730,892	113,433

Non-GAAP adjusted net income (loss) per share—basic	(0.35)	0.83	0.13	(1.86)	2.22	0.34
Non-GAAP adjusted net income (loss) per share—diluted	(0.35)	0.81	0.13	(1.86)	2.15	0.33

Non-GAAP adjusted net income (loss) per ADS—basic	(2.10)	4.98	0.77	(11.16)	13.32	2.07
Non-GAAP adjusted net income (loss) per ADS—diluted	(2.10)	4.86	0.75	(11.16)	12.90	2.00

Weighted average number of ordinary shares outstanding—basic	321,262,508	332,503,053	332,503,053	320,913,563	329,347,604	329,347,604
Weighted average number of ordinary shares outstanding—diluted	321,262,508	342,343,280	342,343,280	320,913,563	339,187,831	339,187,831